


03032198

File: 082-04144

September 22, 2003

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the distribution of bonus shares due to the capital increase through a bonus issue.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

9/25

File: 082-04144





DISTRIBUTION OF BONUS SHARES DUE TO CAPITAL INCREASE OF ANADOLU EFES BIRACILIK VE MALT SANAYII A.Ş. THROUGH BONUS ISSUE

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. announced that the bonus shares resulting from the capital increase by 125% through bonus issue from TRL 50,167,474,786,000 to TRL 112,876,818,269,000 within its authorised capital ceiling of 200 trillion TRL, internally sourced from revaluation fund in subsidiaries and cost increase fund, will be distributed between 29 September 2003 – 28 October 2003.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63